Exhibit 99.4

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

July 3, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN ANNOUNCES CHANGE OF DATE FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company”) announced today that the Annual and Special Meeting of Shareholders of the Company that was to be held on July 17, 2013 at 10:00 a.m. (Pacific Time) will be postponed to Wednesday, July 31, 2013 at 11:00 a.m. (Pacific Time). The location of the meeting will remain at the Oceanic Plaza Meeting Room – Pender Level, 1035 West Pender Street, Vancouver, British Columbia.

The reason for postponing the meeting is to ensure that the Company will have a current report on the status of the unsolicited take over bid that has been made by Teranga Gold Corporation.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO